Exhibit 99.4

The Instructions accompanying this Letter of Transmittal should be read carefully before it is completed. Please contact Computershare Investor Services Inc. (the Depositary) or your investment dealer, stock broker, bank, trust company or other financial advisor if you have any questions or require assistance in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

to accompany certificates for

common shares of

THOMSON REUTERS CORPORATION

to be exchanged pursuant to the Return of Capital Transaction

Offices of the Depositary, Computershare Investor Services Inc.,

for the Return of Capital Transaction:

By Mail	By Hand, Courier or Registered Mail
Computershare Investor Services Inc.	Computershare Investor Services Inc.
P.O. Box 7021	100 University Avenue, 8th Floor
31 Adelaide Street East	Toronto, Ontario
Toronto, Ontario	M5J 2Y1
M5C 3H2	Canada
Canada	Attention: Corporate Actions
Attention: Corporate Actions

E-mail Address: corporateactions@computershare.com
Toll Free in Canada and the U.S.: 1-800-564-6253
Outside North America: 1-514-982-7555

Who should complete this Letter of Transmittal?

This Letter of Transmittal is to be used only if certificates for common shares (referred to as “shares”) of Thomson Reuters Corporation (“Thomson Reuters” or the “Company”) are to be forwarded with it, in order to receive the post-consolidation shares under the Plan of Arrangement, as further described below. This Letter of Transmittal should be completed by holders of share certificates whether you participate in the Return of Capital Transaction (as defined below) or exercise your right to opt out of it (if eligible to do so), as further described in this Letter of Transmittal.

If you hold shares (uncertificated) through a direct registration system (“DRS”) statement, you are not required to submit a Letter of Transmittal. The transfer agent, Computershare Trust Company of Canada, will update your DRS position to reflect the number of post-consolidation shares that you are entitled to receive under the Return of Capital Transaction.

If you are a non-registered shareholder who is beneficially holding shares through an intermediary, which include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or if you participate in Thomson Reuters’ employee stock purchase plan or hold Depositary Interests, you should not use this form. The effects of the Return of Capital Transaction will be recorded in your account with your intermediary. You should contact your intermediary if you have any questions regarding this process.

Where can I find additional information?

A plan of arrangement (the “Plan of Arrangement”) implementing the Return of Capital Transaction is being submitted for approval at the annual and special meeting of shareholders of the Company to be held on June 14, 2023 (the “Meeting”) as described in a management proxy circular dated April 26, 2023 (the “Circular”). Shareholders are encouraged to review in their entirety the Circular prepared in connection with the Meeting, which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The terms and conditions of the Return of Capital Transaction are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Plan of Arrangement and Circular that accompanies this Letter of Transmittal. In the case of any inconsistency between the terms of this Letter of Transmittal and the Plan of Arrangement and Circular, the terms of the Plan of Arrangement and Circular shall prevail.

What happens under the Return of Capital Transaction?

Each shareholder that does not opt out will receive, for each share, a cash distribution of US$4.67 and the shares held by such shareholder will be consolidated on a basis that is proportional to the cash distribution (through a “reverse stock split”) (such transaction, including the opt-out right, the “Return of Capital Transaction”). The share consolidation ratio will be fixed based on the volume weighed average trading price of the shares on the New York Stock Exchange for the five trading days immediately prior to the Effective Time. The formula to calculate the share consolidation ratio is set forth in the “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Share Consolidation Ratio” section of the Circular.

Who can opt out?

A shareholder who is (a) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction) or (b) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that other jurisdiction) (an “Eligible Opt-Out Shareholder”) may elect to opt out of the Return of Capital Transaction (the “opt-out right”).

What happens if I exercise my right to opt out?

Eligible Opt-Out Shareholders that duly exercise the opt-out right (referred to as “opting-out shareholders”) will not receive a cash distribution of US$4.67 per share and will not have their shares consolidated; they will continue to hold the same number of shares that they currently hold. Opting-out shareholders will realize a proportionate increase in their equity and voting interests in the Company by virtue of the consolidation of shares held by the participating shareholders.

Registered Eligible Opt-Out Shareholders wishing to opt out of the Return of Capital Transaction are required to deliver to the Depositary:

•	a duly executed Opt-Out Election and Certification Form enclosed separately (on blue paper); and

•	if the shares are held in certificated form, a duly executed version of this Letter of Transmittal, together with the accompanying certificate(s) for their shares.

The deadline for delivery of these documents to the Depositary is June 13, 2023 at 5:00 p.m. (Toronto time) in order to exercise the opt-out right and to receive new DRS statement(s) (or share certificate(s)) reflecting the new CUSIP number for the shares after the Return of Capital Transaction is completed. The Opt-Out Election and Certification Form may be submitted to the Depositary by mail, hand delivery, courier, registered mail or e-mail (at the addresses set forth on the cover of the Opt-Out Election and

Certification Form) but this Letter of Transmittal and accompanying share certificate(s) must be submitted to the Depositary by mail, hand delivery, courier or registered mail to the addresses set forth on the cover of this Letter of Transmittal. Shareholders wishing to exercise their opt-out right are strongly urged to carefully consider the income tax consequences of exercising the opt-out right and to consult with their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

None of Thomson Reuters, its board of directors, the Information Agent or the Depositary makes any recommendation to any Eligible Opt-Out Shareholder as to whether to opt out of the Return of Capital Transaction. Shareholders are urged to evaluate carefully all information in the Circular, the accompanying Opt-Out Election and Certification Form and other material related to the Return of Capital Transaction, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to exercise the opt-out right. See the “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Opt-Out Right” and “Income Tax Considerations” sections of the Circular.

Will any fractional shares be issued?

No fractional shares will be distributed to participating shareholders under the Plan of Arrangement (except for such shares held in Thomson Reuters’ dividend reinvestment plan or Thomson Reuters’ employee stock purchase plans). Where the aggregate number of shares to be issued to a participating shareholder would result in a fraction of a share being issuable, the number of shares will be rounded down to the nearest whole number and the fractional share that would otherwise be issued to that participating shareholder will be issued to the Depositary on behalf of that participating shareholder. All shares so issued to the Depositary will be aggregated and sold in the market by a broker appointed by the Depositary as soon as practicable after the Effective Date, on such dates and at such prices as the broker determines in its sole discretion, and the Depositary will distribute the net cash proceeds, after commission expenses, to registered shareholders pro rata based on their fractional entitlements.

How will my share certificates be updated?

Registered shareholders holding certificated shares, including shareholders that have opted out of the Return of Capital Transaction, must complete and submit this Letter of Transmittal and surrender their share certificates to receive a DRS or new share certificates reflecting the share consolidation. Unless indicated in Box A – “Request for New Share Certificates”, you will receive a new DRS statement instead of a new physical share certificate reflecting the share consolidation. DRS is a system that allows registered shareholders to hold their shares in “book-entry” form without having physical share certificates issued as evidence of ownership. Instead, shares will be held in the name of registered shareholders and registered electronically in our company’s share register, which will be maintained by our transfer agent. See the “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Exchange Procedure – DRS Statements” section of the Circular for more information.

Participating shareholders will receive (a) new DRS statements (or share certificates), reflecting the new CUSIP number for the shares, representing the post-consolidated number of shares held and (b) the net cash proceeds for any fractional shares. Opting-out shareholders will continue to hold the same number of shares they currently hold. Until surrendered, each share certificate existing prior to the completion of the Plan of Arrangement will be deemed for all purposes to represent the number of whole shares and any net cash proceeds for fractional shares to which such registered shareholder is entitled to hold as a result of the implementation of the Return of Capital Transaction.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificate(s) for shares delivered in connection with the Return of Capital Transaction.

Delivery of this instrument to an address other than shown above does not constitute a valid delivery.

TO:	THOMSON REUTERS CORPORATION
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned delivers to the Company the enclosed certificate(s) for shares and agrees to surrender such certificate(s) in exchange for new DRS statement(s) (or, if requested in Box A, share certificate(s)) reflecting the number of shares the undersigned is entitled to receive under the Return of Capital Transaction and upon the terms and subject to the conditions contained in the Plan of Arrangement and the Circular.

The Instructions set forth in this Letter of Transmittal, the Circular and other materials related to the Return of Capital Transaction should be read carefully before this Letter of Transmittal is completed.

TO:     COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned delivers to you the following share certificate(s) and irrevocably surrenders such share certificate(s) upon the terms and conditions contained in this Letter of Transmittal, the Plan of Arrangement and the Circular. The following are the details of the enclosed certificate(s):

Please list all details of the share certificates that you hold. See Instructions 2 and 3.

Certificate Number(s)	Name in Which Registered	Number of Shares Delivered

The above-listed share certificate(s) is/are hereby submitted in order that the new CUSIP number assigned to the shares of the Company and the amount of shares the registered shareholder is entitled to receive may be applied to such share certificate(s) and returned to the undersigned following completion of the Plan of Arrangement.

The undersigned hereby represents and warrants that the undersigned is the owner of the number shares described above and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares. The undersigned hereby represents and warrants that all information provided by the undersigned herein is complete, true and accurate. The undersigned covenants and agrees to execute and deliver all such documents, transfers and other assurances as may be necessary or desirable to exchange the transmitted share certificates pursuant to the Plan of Arrangement. These representations, warranties, covenants, acknowledgements and agreements shall survive the completion of the Return of Capital Transaction.

The undersigned instructs the Company and the Depositary, upon the Effective Date of the Plan of Arrangement, to, as soon as practicable after receipt of a properly completed and signed Letter of Transmittal, the applicable share certificate(s) and all other required documentation, if any, issue or cause to be issued new DRS statement(s) (or share certificate(s)), reflecting the new CUSIP number, representing the number of shares the undersigned is entitled to receive under the Return of Capital Transaction and mail such DRS statement(s) (or share certificate(s)) by first-class insured mail, postage prepaid, in accordance with the instructions set out below. If a transmitted share certificate has any restrictive legends on the back thereof, the new DRS statement (or share certificate) will be issued with the same restrictive legends, if any. Should the Plan of Arrangement not proceed for any reason, the deposited certificate(s) and other relevant documents shall be returned to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by the transfer agent.

The undersigned irrevocably constitutes and appoints each of Chad MacLean and Jennifer Ruddick, each of whom is an officer of the Company, and any other person designated by the Company in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the transmitted share certificates exchanged pursuant to the Return of Capital Transaction with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the exchange of such transmitted share certificate(s) for new DRS statement(s) or share certificate(s); and (b) execute and negotiate any cheques or other instruments representing any distribution payable to or to the order of the undersigned.

If share certificate(s) have been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements. Alternatively, shareholders whose certificate(s) have been lost, stolen or destroyed may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing Box E, and submitting the applicable certified cheque or money order made payable to Computershare.

Please see further information regarding share certificates that have been lost, stolen or destroyed in the “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Lost, Stolen or Destroyed Certificates” section of the Circular.

All authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised upon death or during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned recognizes that under certain circumstances set forth in the Plan of Arrangement and the Circular, the Company may terminate or amend the Plan of Arrangement.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Plan of Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par le plan d’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A

REQUEST FOR NEW SHARE CERTIFICATE(S) INSTEAD OF A DRS STATEMENT

A shareholder will receive a new DRS statement instead of a new physical share certificate reflecting the share consolidation. DRS is a system that allows registered shareholders to hold their shares in “book-entry” form without having physical share certificates issued as evidence of ownership. See the “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Exchange Procedure – DRS Statements” in the Circular for more information. If you would like to receive a new physical share certificate evidencing your ownership of the shares instead of a DRS statement, place an “X” in the box below.

☐   The undersigned wishes to receive a new share certificate reflecting the new CUSIP for the shares that it will own after the share consolidation.

BOX B
SHARE ENTITLEMENT DELIVERY
New DRS statement(s) (or share certificate(s)) representing shares and any net cash proceeds for fractional shares will be issued and mailed to your existing registration unless otherwise stated. If you would like these shares issued to a different name or address, please complete Box C and refer to Instructions 3, 4 & 5
☐ MAIL DRS STATEMENT(S) (OR SHARE CERTIFICATE(S)) REPRESENTING SHARES AND ANY CHEQUES TO ADDRESS ON RECORD (DEFAULT)
☐ MAIL DRS STATEMENT(S) (OR SHARE CERTIFICATE(S)) REPRESENTING SHARES AND ANY CHEQUES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX C)

BOX C
ISSUE SHARES AND CHEQUES IN THE NAME OF*:

☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS))

(SOCIAL INSURANCE/TIN)
* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRASFER REQUIREMENTS (SEE INSTRUCTION SECTION 3, 4 or 5)

BOX D

STATUS AS U.S. SHAREHOLDER

(All registered shareholders must complete Box D)

Indicate whether you are a U.S. shareholder or are acting on behalf of a U.S. shareholder by placing an “X” in the applicable box below. A “U.S. shareholder” is any holder of shares that is either (a) a person whose address (as it appears on the register of shareholders of the Company) is located within the United States or any territory or possession thereof or is providing an address in Box B or C that is located within the United States or any territory or possession thereof or (b) a “U.S. person” for U.S. federal income tax purposes, as defined below in Instruction 10.

☐   The person signing this Letter of Transmittal is not a U.S. shareholder and is not acting on behalf of a U.S. shareholder.

☐   The person signing this Letter of Transmittal is a U.S. shareholder or is acting on behalf of a U.S. shareholder.

If you are a U.S. person or are acting on behalf of a U.S. person, then to avoid U.S. backup withholding, you must complete the enclosed IRS Form W-9 or otherwise certify exemption from backup withholding. If you are a U.S. shareholder but you are not a U.S. person for U.S. federal income tax purposes, then you must complete the appropriate IRS Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Depositary or download the appropriate IRS Form W-8 at www.irs.gov.

BOX E

LOST CERTIFICATES

If your lost share certificate(s) (an “Original”) forms part of an estate or trust, or are valued at more than C$200,000.00, please contact the Depositary for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

Number of lost shares                  X C$5.3859 = Premium Payable $                 NOTE: Payment NOT required if premium is less than C$5.00

The option to replace your certificate by completing this Box D will expire one year from the Effective Date of the Plan of Arrangement. After this date, shareholders must contact the Depositary for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES:

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Thomson Reuters Corporation, Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Original(s) represented thereby, upon the transfer, exchange or issue of the Original(s) and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of C$5.3859 per lost share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated: , 2023
(if required under Instruction 4)
Authorized signature	Signature of shareholder(s) or authorized representative(s) (See Instructions 3, 4 and 5)

Name of guarantor (please print or type)	Address

Address of guarantor (please print or type)	Name of shareholder(s) (please print or type)

Shareholder ID number(s) (10 digit number)

c - - - - - - - - - - .
c - - - - - - - - - - .

Telephone number

Name of authorized representative(s), if applicable (please print or type)

Form W-9 (Rev. October 2018) Request for Taxpayer Identification Number and Certification Give Form to the requester. Do not Department of the Treasury send to the IRS. Internal Revenue Service Go to www.irs.gov/FormW9 for instructions and the latest information. 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above single-member LLC 3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes. Individual/sole proprietor or C Corporation S Corporation Partnership Tust/estate 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Limited liability company. Enter tee tax classification (C=C corporation S=S corporation, P=Partnership) Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner. Exemption from FATCA reporting code (if any) Other (see instructions) (Applies to accounts maintained outside the U.S.) 5 Address (number, street, and apt. or suite no.) See instructions. 6 City, state, and ZIP code 7 List account number(s) here (optional) Requester’s name and address (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter. Social security number or Employer identification number Part ll Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Here Signature of U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. Form 1099-INT (interest earned or paid) Form 1099-DIV (dividends, including those from stocks or mutual funds) Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) Form 1099-S (proceeds from real estate transactions) Form 1099-K (merchant card and third party network transactions) Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) Form 1099-C (canceled debt) Form 1099-A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. Cat. No. 10231X Form W-9 (Rev. 10-2018) Print or type. See Specific Instructions on page 3.

Form W-9 (Rev. 10-2018) Page 2 By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: An individual who is a U.S. citizen or U.S. resident alien; A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; An estate (other than a foreign estate); or A domestic trust (as defined in Regulations section 301.7701 -7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018) Page 3 Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally. enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3. IF the entity/person on line 1 is a(n) . . . Corporation Individual Sole proprietorship, or Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes. LLC treated as a partnership for U.S. federal tax purposes. LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes. THEN check the box for… Corporation Individual/sole proprietor or single- member LLC Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation) Partnership Partnership Trust/estate Trust/estate Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501 (a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401 (f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018) Page 4 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for. Interest and dividend payments Broker transactions Barter exchange transactions and patronage dividends Payments over $600 required to be reported and direct sales over $5,0001 Payments made in settlement of payment card or third party network transactions THEN the payment is exempt for. All exempt payees except for 7 Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Exempt payees 1 through 4 Generally, exempt payees 1 through 52 Exempt payees 1 through 4 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United states or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1 (c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1 (c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your oily, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1 -800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 10-2018) Page **5**

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships*, earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018) Page 6 The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.ldentityTheft.gov and Pub. 5027. Visit www.irs.gov/ldentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

INSTRUCTIONS

1.	Delivery of Letter of Transmittal.

A duly executed Letter of Transmittal and any accompanying certificate(s) representing shares and any other documents required by this Letter of Transmittal, should be hand delivered, couriered or mailed to the Depositary at the appropriate address set forth herein.

The method of delivery of all documents is at the election and risk of the shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail, properly insured, is recommended.

2.	Inadequate Space.

If the space provided in any Box is inadequate, attach a separate signed document to this Letter of Transmittal.

3.	Signatures on the Letter of Transmittal.

This Letter of Transmittal must be filled in and signed by the holder of shares described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), the signature(s) must correspond exactly with the name(s) as written on the face of the corresponding share certificate(s) without any change whatsoever.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such transmitted certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

(c)	If the shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

(d)

If any shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal as there are different registrations of certificates.

4.	Guarantee of Signatures.

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the transmitted share certificates, or if a registered holder of shares wishes that its new share certificate(s) be registered in the name of a person other than the registered owner(s) as shown on the registers of the Company, or if payment on account of the fractional shares is to be issued in the name of a person other than the registered owner of the transmitted share certificates, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations.

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Company or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Irregularities.

All questions as to the Return of Capital Transaction and the form of documents will be determined by the Company, in its sole discretion, acting reasonably, which determination will be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to reject any or all Letters of Transmittal determined in its sole discretion not to be in proper form or completed in accordance with the Instructions herein and any Letters of Transmittal, which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Return of Capital Transaction or any defect or irregularity in any Letter of Transmittal. No Letter of Transmittal will be deemed to be properly submitted until all defects and irregularities have been cured or waived. None of the Company, the Depositary nor any other person will be obligated to give notice of defects or irregularities in Letters of Transmittal, nor shall any of them incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Return of Capital Transaction (including this Letter of Transmittal) will be final and binding absent a finding to the contrary by a court of competent jurisdiction. No alternative, conditional or contingent delivery of share certificates will be accepted.

7.	Questions and Requests for Assistance and Additional Copies.

Questions and requests for assistance may be directed to the Depositary at the address, telephone number and e-mail address set forth on the cover of this Letter of Transmittal. Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary. The Circular and this Letter of Transmittal are also available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

8.	Lost Certificates.

Option #1: If share certificate(s) have been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, shareholders whose certificate(s) have been lost, stolen or destroyed may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing Box E above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

9.	Fractional Shares.

Fractional shares arising as a result of the consolidation (other than those held in Thomson Reuters’ dividend reinvestment plan and employee stock purchase plans) will not be distributed but will be aggregated and sold in the market by a broker appointed by the Depositary, which will distribute the net cash proceeds, after commission expenses, to registered shareholders pro rata based on their fractional entitlements. Such shareholders will receive such net cash proceeds instead of fractional shares.

10.	Important U.S. Tax Information for Shareholders.

For purposes of this Letter of Transmittal, a “U.S. person” is any person that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States; (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof or therein; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

To prevent U.S. federal backup withholding from applying to payments made to a participating U.S. shareholder (or any person acting on behalf of a U.S. shareholder) pursuant to the Return of Capital Transaction, such U.S. shareholder must, unless an exemption applies, provide the Depositary with a correct U.S. taxpayer identification number (“TIN”), which is generally the holder’s social security number or federal employer identification number, certify under penalties of perjury that such TIN is correct (or that the holder is waiting for a TIN to be issued), and provide certain other certifications by completing the Internal Revenue Service (“IRS”) Form W-9 included with this Letter of Transmittal.

If the included IRS Form W-9 does not apply to a U.S. shareholder because the holder is not a U.S. person for U.S. federal income tax purposes (but the holder provided a U.S. address in Box B or C of this Letter of Transmittal or has a U.S. address on the register of shareholders of the Company), such U.S. shareholder should instead properly complete and provide an IRS Form W-8BEN, W-8BEN-E, W-8IMY, W-8ECI, or W-8EXP, as applicable, attesting to such exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary or from the IRS website at www.irs.gov.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE ENCLOSED IRS FORM W-9 INCLUDED WITH THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO PENALTIES, AND ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE RETURN OF CAPITAL TRANSACTION MAY BE SUBJECT TO BACKUP WITHHOLDING. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

11.	Privacy Notice.

The Depositary has a Privacy Statement that is available at www.computershare.com or in writing or by telephone using the telephone number and address provided above in this Letter of Transmittal.